Exhibit 99.3

Vivendi Universal: "A Growth Media & Telecom Company with an Attractive Yield" Jacques Espinasse Member of the Management Board & Chief Financial Officer IMPORTANT NOTICE: INVESTORS ARE STRONGLY URGED TO READ THE IMPORTANT LEGAL DISCLAIMER AT THE END OF THIS PRESENTATION Deutsche Bank 13th Annual Media Conference

VU Operates Leading Media & Telecom Assets Mobile / Fixed line Mobile / Fixed line Networks / Cable / Film / Parks Pay-TV / Film Music Video Games Games Games 92% 99% 100% 100% 56% 51% 20% * * 20% controlling interest and a 18.5% ownership interest Movie Library

An Appropriate Structure to Operate VU Assets Supervisory Board Jean-Rene Fourtou - Chairman Management Board Jean-Bernard Levy - C.E.O. Abdeslam Ahizoune (Maroc Telecom), Jacques Espinasse (Chief Financial Officer Vivendi Universal), Frank Esser (SFR Cegetel Group), Bertrand Meheut (Canal+ Group), Doug Morris (Universal Music Group), Rene Penisson (Vivendi Universal Games and SEVP Human Resources Vivendi Universal).

Simplification and Refocusing of the Group While Investing for the Future Since July 2002, Vivendi Universal has disposed of about 90 assets worth a total of €22 billion ... .... and has spent approximately €11billion on accretive acquisitions: 26% of Cegetel (January 2003, €4 billion) to hold 56% of SFR 20% of NBC Universal (May 2004, an estimated €4.9 billion) 16% of Maroc Telecom (January 2005, €1.1 billion) to hold 51% Others: Telecom Developement, DreamWorks Music, Trema, Radical Entertainment Over the same period, capital spending in Business Units amounted to €5.3 billion

Vivendi Universal: Success Factors Media and Telecommunications continue to experience stronger growth than other economic sectors; Each business is either N°1 or N°2 in its key market; It benefits from important drivers of organic growth within each business; Our businesses are distinct but bear strong complementary characteristics: New technologies drive growth; Digital distribution creates new opportunities within all of our businesses and at their frontier; Common key skill sets: Content digitization, Subscription management (SAC, churn, ARPU, CRM, ...), Intellectual property management.

Vivendi Universal: A Coherent Group Creation and development of brands and talent Marketing and distribution networks, customer loyalty, interactive services Management of investment and technological innovation Content Content Platform and subscribers management Networks

Universal Music Group Eminem, U2, Shania Twain each sold between 5 and 9 million albums in 2004 28 Grammy(r) Awards won in 2004 5% increase in revenues at constant currency in 2004 Worldwide market share gain (estimated at 24.6% vs. 23.5% in 2003) Success of the cost reduction plan Gain of 5.4 points in operating margin in 2004 Discover, promote and value the best talent Promote paying downloads on PC and music players Benefit from the booming market for music on mobile phones Leverage new sources of revenues: Asian market, music videos, television, ... Fight piracy and counterfeiting RECENT HIGHLIGHTS GROWTH STRATEGY Groupe Canal + UMG Est 0.26 0.74 26% of 2004 Revenues: €4,993m 11% of 2004 Operating income: €338m Groupe Canal + UMG Est 0.11 0.89 All business unit data are in French GAAP on a comparable basis

Vivendi Universal Games Tremendous success of World of Warcraft: ~1.5m subscribers at end of March 2005 Return to a profitable position Growth in revenues by 47% in the 1st quarter 2005 Acquisition in 2005 of Radical and Swingin' Ape Studios, 2 game development studios focused on consoles Successful cost reduction plan Strengthen our leading position in the massive multiplayer online games Launch World of Warcraft in China, in Taiwan and in Southeast Asia Create new strong franchises and leverage relationships with Universal Music and NBC Universal Reinforce our know-how in console games Establish a stronger presence in games over mobile phones RECENT HIGHLIGHTS GROWTH STRATEGY Groupe Canal + UMG Est 0.025 0.975 3% of 2004 Revenues: €475m 2004 Operating income: €(183) million Turn-around in 2005: +€30m to +€50m target

CANAL+ Group Exclusive rights to the French League 1 soccer for 2005-2008 New agreement with the French cinema and renewal of agreements with US majors Launch of CANAL+ Le Bouquet, the new Premium digital offer Launch of TV over DSL offers and 5 DTT licenses awarded Net growth in subscriptions at the CANAL+ Premium channel Gain of 2.5 points in operating margin in 2004 Invest in the quality of the CANAL+ offer Benefit from new channels of distribution (DSL, DTT) to increase the penetration of digital offers Strengthen the leadership on new technologies: High Definition TV, Video On Demand, TV over mobile Develop CANAL+ Le Bouquet in an aggressive way RECENT HIGHLIGHTS GROWTH STRATEGY Groupe Canal + UMG Est 0.18 0.82 18% of 2004 Revenues: €3,470m 6% of 2004 Operating income: €184m Groupe Canal + UMG Est 0.06 0.94

StudioCanal Restructuring of the activity, allowing it to reach €40m in operating income Implementation of rigorous green lighting investment procedures Box office successes: Podium, Bridget Jones 2, ... Commercial success of DVDs: L'Integrule 1 et 2, De Caunes et Garcia, ... Investments in promising movies, in particular aimed at programming for CANAL+ Group's generalist and thematic channels Purchase of rights and leveraging of the catalog Increase in market shares in DVDs Development of shared projects with other content providers within the group RECENT HIGHLIGHTS GROWTH STRATEGY 2004 Revenues: €392m * 2004 Operating income: €40m * * Included in CANAL+ Group

SFR Cegetel 1st to launch 3G services in France SFR: 3m subscribers to Vodafone Live! as of May 31, 2005 Strong increase in non voice revenues in 2004: +40% YoY Leadership on net mobile customer growth in France at 38.2% in 2004 5 agreements signed with mobile virtual operators Growth in operating income by 15% in 2004 12% ADSL market share (retail + wholesale) i.e. +6 points YoY Benefit from the growth potential of mobile penetration in France Continue to increase voice usage Develop non-voice revenues: SMS, MMS, multimedia services and downloads Make 3G a commercial success Actively participate in the consolidation of the fixed line market in France RECENT HIGHLIGHTS GROWTH STRATEGY Groupe Canal + UMG Est 0.44 0.56 44% of 2004 Revenues: €8,317m 72% of 2004 Operating income: €2,257m Groupe Canal + UMG Est 0.72 0.28

Cegetel and neuf Telecom Merger Plan Creation of the leading alternative operator for fixed telecommunications services in France After having acquired SNCF's 35% stake in Cegetel, SFR will contribute 100% of Cegetel to neuf Telecom and will receive in exchange (*) 28% of "neuf Cegetel" (same stake as Louis Dreyfus) and € 380M 2-year bonds from "neuf Cegetel"; The new company reaches critical size which is crucial in this intense competitive market "neuf Cegetel" group targets are: 2004 Pro Forma Targets Revenues 2,579 10% 04-07 CAGR, evenly split between residential, business and wholesale market EBITDA 229 EBITDA margin > 20% in 2007 Free cash flow (152) Positive in 2006 * Subject to approval from personnel representative bodies of the two companies and regulation authorities approval

Maroc Telecom Increase in VU's stake in Maroc Telecom to 51% Success of Maroc Telecom's initial public offering at the end of 2004 Growth in mobile clients by 22% in 2004 Strong mobile market share maintained at 68% in 2004 Successful take-off of DSL Operating margin at 41% in 2004 Grow mobile penetration Migrate prepaid clients towards subscription formulas Increase loyalty of clients Rapidly grow the DSL subscribers market Prepare for the opening of the fixed line market to competition in 2006 RECENT HIGHLIGHTS GROWTH STRATEGY Groupe Canal + UMG Est 0.09 0.91 9% of 2004 Revenues: €1,658m 22% of 2004 Operating income: €682m Groupe Canal + UMG Est 0.22 0.78

20% control of NBC Universal Creation of NBC Universal in May 2004: diversifies revenue sources and increases global scale Successful integration of companies NBC back to American football Strong growth in ratings and profitability of cable channels Increased attendance in theme parks High quality 2004 earnings: strong cash generation Launch new series to regain stronger prime time ratings at NBC Capitalize on the strength of existing franchises in content Strengthen the growth in cable assets Invest in new technologies: High Definition, Video On Demand, interactive services Continue the integration and generate substantial operational synergies Intensify operational cooperation with Vivendi Universal's content assets RECENT HIGHLIGHTS GROWTH STRATEGY Expected to yield to VU a 2005 dividend of at least $400m

80% 20% VUE 94.56% 5.44% 56.6m IACi shares (as collateral to Pref. B) Pref. A & B 80% VUE 100% (common and preferred A & B interests) PREVIOUS STRUCTURE NEW SIMPLIFIED STRUCTURE Treasuries (as collateral to Pref. A) Simplification of NBCU structure Significant commitments to IACi and NBCU MEI Universal Studios Holding 92.3% 7.7% 20% MEI Universal Studios Holding 92.3% 7.7%

Vivendi Universal: Where Will Future Growth Come From ? Media and Telecommunications have experienced stronger growth than other economic sectors All our businesses benefit from the potential for significant growth: Development of multimedia services on mobile handsets Pay-TV penetration in France Growth in the content market in Asia New channels of distribution in music Penetration of mobile and DSL in Morocco

Vivendi Universal: The Means of a Sustainable Performance Growth potential in all our businesses Shared projects create a competitive advantage An experienced management team, shared professional references, collegiality within the Management Board One priority: organic growth Being part of the Vivendi Universal group enhances the value of each business

2001 2002 2003 2004 Est -0.1 -0.47 0.33 1.29 1.14 2001-2004 Evolution of Adjusted Earnings per share French GAAP In euros per share 2001 €1,380 m €1,309 m €349 m - €0.47 - €0.10 Weighted average common shares outstanding (in millions) 1,004.8 1,087.4 1,071.7 1,072.1 1,144.4 2002 2003 2004 2004 IFRS €0.33 €1.29 IFRS €1.14

Reduction in Financial Net Debt € billion and French GAAP 2001 2002 37.1 12.3 11.6 2003 3.1 2004 After the purchase of BT's stake in Cegetel for €4b. Before the purchase of an additional 16% stake in Maroc Telecom Promotion to Investment grade by the 3 rating agencies: Moody's, Standard & Poor's and Fitch 4.7 In IFRS

2005 Adjusted net income growth target: 2005 Guidance In IFRS In millions of euros 2004 2005 Est 1309 1850 2005 2004 ^ +37% €1,309 m ^ €1,800 m EPS from €1.14 ... .... to at least €1.57 DPS from €0.60 ... .... to at least €0.82

Vivendi Universal: A Commitment Through Time 2005 Adjusted net income: a minimum of €1,800 m, i.e. +37% vs. 2004 (in IFRS) Combining dividend yield and growth, with an attractive pay-out ratio Exceed €2 bn in profits in 2006

Appendices

Figures as published, except when specified 2004 Key Financial Achievements 1,380 349 Adjusted net income 754 * (1,143) Net income (loss) 2,451 3,117 2004 +62% 1,514 Proportionate cash flow from operations (comparable basis) +41% 2,216 Operating income (comparable basis) Growth (%) 2003 French GAAP In millions of euros * €3,821m in IFRS +295%

2004 Revenues on a comparable basis Revenues: €18,893 m + 5% Groupe Canal + UMG VU Games SFR Cegetel Maroc Telecom Est 3470 4993 475 8317 1658 9% 44% 3% 18% 26% 2004 Revenues by business* (in €m) * Excluding non core operations and elimination of intercompany transactions French GAAP In millions of euros

2004 Operating income by business on a comparable basis UMG VUG Canal+ Group SFR Cegetel Maroc Telecom Autres 2003 70 -201 95 1971 642 -361 2004 338 -183 184 2257 682 -161 2003 2003 2004 2004 2004 2004 2004 2004 2003 2003 2003 2003 Canal+ Group Universal Music Group Vivendi Universal Games SFR Cegetel Maroc Telecom Other & Holding (361) (161) 95 184 70 338 (183) (201) 1,971 642 682 +94% +383% +9% +6% +55% +15% 2,257 French GAAP In millions of euros

2003 2004 Publie 2976 4023 Base comparable 1395 724 2004 Consolidated Cash flow from operations growth UMG VU Games Canal+ Group SFR Cegetel Maroc Telecom Holding & Corporate Actifs non strategiques 2003 463.1 -200.3 134.4 2153.4 685.7 -241.8 -18 2004 754.7 -17.8 676.2 2240.6 722.6 -386.9 33 In 2004: Cash flow from operations on a comparable basis: +35% In millions of euros 2003 +35% 2004 4,371 4,747 Details by business on a comparable basis SFR Cegetel UMG Canal+ Group Maroc Telecom VU Games Non core Holding 2,976 4,023 Media: +€1,016 m Telecoms: +€125 m Other: -€94 m +€1,047 m +404% +63% +91% +4% +5% -60% As published On a comparable basis

Net available cash flow at VU S.A. level in 2004 In millions of euros 2004 2003 Consolidated cash flow from operations 4 747 4 371 - Cash income tax (580) (1 242) - Cash financial expenses (430) (621) Other (266) 194 Net consolidated cash flow 3 471 2 702 - SFR Cegetel's and Maroc Telecom's net cash flow (2 639) (1 956) + Dividends received from SFR Cegetel and Maroc Telecom 2 017 703 Net available cash flow at holding level 2 849 1 449 SFR Cegetel: €68m cash taxes paid: Permanent cash savings: € 223m * Temporary savings in 2004 of €504m to pay in 2005 SFR Cegetel: 2003 Dividend: € 0.7bn Exceptional dividend: € 0.5bn Interim dividend on 2004 : € 0.7bn * Cash tax savings linked to the rationalization of SFR Cegetel structures in 2003. The first part of this saving of €515m having been realized in cash in 2003. Premium from redemtpion of the High Yield Notes: €265m Significant components in 2004

Financial net debt evolution in 2004 Dec 31 2003 Cash flow from operations Cash interest & tax Dividends paid to minorities Acquisitions Divestitures Other debt adjustments including foreign currency translation Dec 31 2004 French GAAP In billions of euros 12/31/2003 CFFO Interest & Taxes Dividends to minorities Acquisitions Divestitures Others 12/31/2004 Est -6.9 -6.9 -8.2 -10.1 -2.7 -2.7 0 -11.6 -4.7 -1.3 -1.9 -0.4 -7.8 -0.4 -3.1 -4.9 -4.9 - 11.6 + 4.7 - 1.3 + 12.7 - 1.9 - 5.3 - 0.4 - 3,1

Figures as published, except when specified First Quarter 2005 Group Earnings € million - Under IFRS Q1 2004 Q1 2005 % Growth Revenues (comparable basis) 4,391 4,716 +7% Earnings from operations (comparable basis) 697 849 +22% Net income 166 502 +202% Adjusted net income 160 512 +220% Cash flow from operations (comparable basis) 978 962 -2% Financial net debt 4,724* 4,421 * As of December 31, 2004

Figures on a comparable basis First Quarter 2005 Revenues & Earnings from operations by Business Units € million - Under IFRS Revenues Q1 2004 Q1 2005 % Growth at constant currency Universal Music Group 933 1,038 +14% Vivendi Universal Games 77 113 +52% CANAL+ Group 824 836 +1% SFR Cegetel 2,182 2,326 +7% Maroc Telecom 383 423 +12% Non-core operations & intercompany eliminations (8) (20) na Total Vivendi Universal 4,391 4,716 +8% Earnings from operations Earnings from operations Earnings from operations Earnings from operations Universal Music Group (4) 36 na Vivendi Universal Games (48) 11 na CANAL+ Group 73 104 +40% SFR Cegetel 555 567 +2% Maroc Telecom 160 180 +14% Holding & Corporate (44) (47) -7% Non-core operations & intercompany eliminations 5 (2) na Total Vivendi Universal 697 849 +22%

Universal Music Group 2004 Financials (French GAAP - Comparable basis): 2004 vs. 2003 Revenues: € 4,993m +5% Operating income: € 338m x5 2005 Guidance (French GAAP): Revenues: "Generally perform in line with the industry" Operating margin: "Grow to 7%-9%"

2004 Financials (French GAAP - Comparable basis): 2004 vs. 2003 Revenues: € 475m -11% Operating income: € (183)m Flat 2005 Guidance (French GAAP): Revenues: "Above € 500 million" Operating income : "Between € 30m and € 50m" Vivendi Universal Games

CANAL+ Group 2004 Financials (French GAAP - Comparable basis): 2004 vs. 2003 Revenues: € 3,470m +4% Operating income : € 184m +94% 2005 Guidance (French GAAP): Revenues: "Approximately € 3.3 billion, due to reduction in scope" Operating margin: "Approximately 4.5%"

SFR Cegetel 2004 Financials (French GAAP - Comparable basis): 2004 vs. 2003 Revenues: € 8,317m +10% Operating income: € 2,257m +15% 2005 Guidance (French GAAP): Revenues: "+3% to +5% excluding mobile-to- mobile billing" Operating income: "+3% to +5% for SFR Cegetel +6% to +9% for SFR (mobile)"

Maroc Telecom 2004 Financials (French GAAP - Comparable basis): 2004 vs. 2003 Revenues: € 1,658m +11% Operating income : € 682m +8% 2005 Guidance (French GAAP - In dirham): Revenues: "+5% to +7% growth" Operating income: "+5% to +7% growth"

NBC Universal 2004 Financials (US GAAP - Actual figures): 2004 vs. 2003 Revenues*: $ 12.9bn +88% Operating profit*: $ 2.6bn +28% 2005 Guidance (US GAAP): Revenues*: "Grow +10% to +15% to approximately $ 14.8 billion" Operating profit*: "Increase by more than 25% to approximately $ 3.3 billion" Dividends to Vivendi Universal: "Approximately $ 430 million" * General Electric basis: actual results with revenues at 100% and operating profit net of after-tax minority interests

IAC to exit from VUE: Overview NBC Universal structure simplified IAC has sold its 5.44% common interest and its preferred equity interest (preferred A and preferred B) in VUE to NBCU NBCU (80%-owned by GE and VU controls 20%) to own 100% of VUE Elimination of commitments and contingencies IAC and VU dismiss tax litigation VU and NBCU terminate parks commitment Exit windows deferred by one year VU can now exercise its liquidity rights each year from 2007 to 2011 GE may exercise its call rights beginning in May 2010

Impact on VU's Financial Statements

- Net amount paid in cash is $235 million, ≈ €191 million
  - Preferred B annual cash coupon obligation ~ $30m through 2022 canceled
- Unwind results in a net gain of ≈ €198 million
- Projected Net Financial debt to increase by ≈ €191 million
- Other non-current liabilities reduced by ≈ €257 million
  - Net cost of cash coupons on the VUE Class B preferred interests included in Other non-current liabilities to be written-off
- Elimination of commitments and contingencies
  - Requirement that if NBCU were to sell the Parks, Vivendi Universal shall pay to NBCU 40% of any shortfall in proceeds realized up to $520 million
  - IAC and Vivendi Universal agree to permanently dismiss litigation between them and $91 million letter of credit issued to IAC canceled

Deutsche Bank 13th Media Conference – June 8, 2005
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VIVENDI UNIVERSAL

NBCU acquires IAC's ownership interest in VUE: details

Vivendi Universal Overview: $235m* (≈€191 m) net cash outflow, $160m, of which, funds a capital contribution to NBCU

➔ **NBCU purchases IAC's 5.44% of VUE**
- VU injects $160 million of capital to fund buyout

➔ **Preferred A equity interest** (collateralized with US treasury bonds)
- VU pays $865 million
- VU pays $75 million to NBCU
- VU monetizes preferred A collateral and other cash collateral valued at $1,074 million, **net benefit of $134 million** *, **≈ €109 million**

➔ **Preferred B equity interest** (collateralized with 56.6 million IAC shares)
- IAC shares transferred to IAC and VU pays $72 million*
- IAC share options held by VU, which mature in 2022, were canceled
- VU pays $137 million* to NBCU for taxes
- VU cancels NPV of cash coupon for Preferred B non-current liability resulting in a gain of **≈ €257 million**
- Impact on **net gain of $107 million, ≈€87 million**

≈ €198 million net gain

* $235 million = (160+72+137)-134

Deutsche Bank 13th Media Conference – June 8, 2005

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This Presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction and maturity-extension plans, proposed disposals and/or restructurings will not materialize in the timing or manner described above; Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; actual cash flow and net debt figures differ from the estimated targets described above; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third- party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorite des Marches Financiers (AMF). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements. Important Legal Disclaimer